UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-3905
CUSIP Number 893757 10 4

(Check One): [x] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR

For Period Ended: March 31, 2002

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Item 6, Selected Financial Data, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 8, Financial Statements and Supplementary Data, and Item 14(a), Financial Statements and Financial Statement Schedules.

PART I—REGISTRANT INFORMATION

Transmation, Inc.

Full Name of Registrant

Former Name if Applicable

10 Vantage Point Drive

 Address of Principal Executive Office (Street and Number)

Rochester, New York 14624

City, State and Zip Code

PART II—RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s revolving credit facility expires by its terms on August 1, 2002. The Registrant’s management has spent a significant amount of time over the past several weeks renegotiating a renewal of that credit facility with KeyBank National Association, the terms of which renewal have not yet been finalized.

The time that the Registrant’s management has spent negotiating the renewal of the credit facility has affected their ability to devote the necessary time to prepare and finalize the financial statements in the Form 10-K. Therefore, without making unreasonable efforts or expense, the Registrant has been unable to complete the financial statements for the fiscal year ended March 31, 2002 and Item 7.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Charles P. Hadeed, Vice President-Finance	716-352-7777

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or operation thereof? [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Transmation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	July 2, 2002	By:	/s/ Charles P. Hadeed
Charles P. Hadeed, Vice President-Finance